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20008855

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

<p style="text-align:center">MM/DD/YY   MM/DD/YY</p>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodman & Renshaw, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Park Avenue, 3rd Floor

<p style="text-align:center">(No. and Street)</p>

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J. Kirsch   212,356,0509

<p style="text-align:right">(Area Code – Telephone Number)</p>

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC

<p style="text-align:center">(Name – if individual, state last, first, middle name)</p>

517 Route One South, Suite 4103 Iselin		New Jersey	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

SEC Mail Processing

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 03 2020

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth J. Kirsch _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Rodman & Renshaw, LLC _____ , as

of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).

☐ (d) Statement of Changes in Financial Condition.

☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☐ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rodman & Renshaw, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019

Rodman & Renshaw, LLC

CONTENTS



Certified Public Accountants & Advisors



517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Rodman & Renshaw, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rodman & Renshaw, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Berkower LLC

Iselin, New Jersey
March 2, 2020

Rodman & Renshaw, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets
Cash	$ 428,851	
Prepaid assets	20,294	
Total Assets		$ 449,145

Liabilities and Member's Equity

Liabilities
Accounts payable and accrued expenses	$ 1,500	
Total Liabilities		1,500
Member's Equity		447,645
Total Liabilities and Member's Equity		$ 449,145

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

Rodman & Renshaw, LLC (the "Company") is a limited liability company that was organized for the purpose of providing investment banking and financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

The Company's managing member is RODMHC LLC, a Delaware limited liability company. The Company's ultimate owner is ZYXCO LLC, a New York limited liability company ("Parent").

The Company has incurred expenses but has not yet generated revenues.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Significant estimates include Company's Level 3 securities.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2020, to determine if events or transactions occurring through the date the financial statements were available to be issued, require adjustment to or disclosure in the financial statements.

INCOME TAXES

The Company is a Delaware LLC and files consolidated federal, state and local tax returns with its Parent, which is a limited liability company ("LLC"). The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

NOTE 3 - CONCENTRATIONS AND CREDIT RISK

The Company maintains an account at a major financial institution. The account at the bank is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposits accounts that exceed the FDIC insurance limit.

NOTE 4 – FIXED ASSETS

The Company has no equipment or leasehold improvements. Additionally, no such items were purchased through capital lease financing during 2019.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $427,351, which exceeded required net capital by $327,351 and a total aggregate indebtedness of $1,500. The Company's aggregate indebtedness to net capital ratio was .0035 to 1 at December 31, 2019.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Rodman & Renshaw, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 6 - RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.